FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 14, 2005
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Mark Laurie
Name Mark Laurie
Title: Company Secretary
Date: 14 September 2005

LIHIR GOLD LIMITED	Stock market codes:
Incorporated in Papua New Guinea	ASX – LHG
ARBN 069 803 998	NASDAQ – LIHRY
POMSoX — LHG
14 September 2005
Lihir secures financing package, completes hedging restructure
PNG gold miner Lihir Gold Ltd has put in place a US$216 million gold loan and simultaneously restructured its hedge commitments in a landmark financial restructure which secures the company’s financial strength and underpins future growth.
The gold loan package has been established for three main purposes:
1)	to provide approximately US$100 million as part of the finance for the expansion of the company’s gold production by 140,000 oz per year through the addition of a flotation circuit. The remainder of the project funding will come from operating cashflows.

2)	to refinance an existing US$50 million revolving credit facility, to be retained as a contingency.

3)	to finance a restructure of the company’s hedge book.
The gold loan involves Lihir borrowing 480,000 ounces of gold from a syndicate of 12 banks, led by ABN AMRO and including the four major Australian banks as well as various other International banks. Lihir will immediately monetize the gold, raising approximately $216 million based on the current spot gold price of US$449 per ounce.
The term of the loan is until June, 2011, with repayments to be in physical gold, commencing in 2007. The interest rate applying to the loan initially will be approximately 2.1%, which is very attractive and lowers Lihir’s cost of capital.
This is believed to be the first gold loan to be established in the Australian market since 1999, reflecting the current strength in world gold prices and the increased attractiveness of this form of funding given rising global cash rates.
For Lihir, the establishment of the gold loan facility also provided an ideal opportunity to restructure the company’s hedge book, smoothing the profile of future gold deliveries and improving the company’s financial flexibility.
This has been achieved by investing US$62 million in canceling substantial out of the money hedges, extending maturity dates and increasing strike prices for a major portion of the book. This substantially reduces the out-of-the-money position of the hedge book.
Following the completion of the restructure, the hedge book will total 1.22 million ounces. In addition, the company will have the gold loan of 480,000 ounces. So the total forward gold commitments, including hedging and the gold loan, remain steady at 1.7 million ounces.
“This is an excellent outcome for the company,” said Chief Financial Officer Paul Fulton. “It has been carefully designed to meet our dual requirements of securing an attractive funding package for the plant expansion, while also enabling us to restructure our hedging profile.
“The restructure will result in an improvement in cash flows in future years while maintaining an appropriate level of revenue protection, commensurate with our rising production and decreasing unit costs,” he said.

Hedge maturity dates have been extended under the package, as represented in the following chart:
•	237,000 ounces have been delivered in 2005 prior to the restructure. Only 10,000 ounces remain to be delivered in the current year, enabling the company to retain virtually all of the revenues flowing from higher gold prices

	2005	2006	2007	2008	2009	2010	2011	2012	2013
Average Strike price (US$)	332	330	321	327	350	350	352	375	375
These amounts will be repaid from increased production arising from the flotation expansion.

“This revised structure ensures that, with our increased production, our gold delivery schedule provides a more balanced exposure to increases in gold prices,” Mr Fulton said.
“The company’s policy continues to be to retain a prudent hedging position. Following the restructure, total forward commitments, including hedging and the gold loan, will continue to be less than 8.5% of reserves and just 4.4% of resources. We expect, over time, we will reduce the total of future gold delivery commitments to approximately 1 million ounces,” he said.
The hedge restructure will have minimal impact on reported profit in future periods, because IFRS accounting rules require hedges to be brought to account at the initial designated maturity date, irrespective of whether the contracts have been rolled or altered.
At the half year, the company outlined the impact of the company’s hedge book on revenues. That guidance is updated below for the revised hedge delivery schedule and the increase in the gold price.

Hedging Costs	2005 H2	2005FY	2006FY
Cash (US$ m)	8	25	22
– Hedged ounces (000’s)	76	247	191
– Strike Price (US$/oz)	330	332	331

Non-Cash (US$ m)	7	22	25
(Based on spot price of US$445 per ounce from Sept 2005)
The cash items in the above table relate to the negative impact of the hedge book on revenue and cash flow, due to delivery of gold into hedges at prices below spot prices.
The non-cash items relate to the impact of rolled hedges, which are taken to account at the initial designated delivery date. As these are rolled into future periods, they do not affect cash flows.
“The ABN AMRO team, led by Erwin Elstermann, Executive Director, Structured Capital Markets, has done an excellent job in organising this facility,” said Mr Fulton.
“This is an eminently sensible facility that provides very low cost funding for the production expansion, with repayment commitments independent of future gold prices.
“The revised hedge delivery schedule smoothes commitments over the period of the facility, leaving the company with substantially enhanced cashflows, well placed to deliver increased returns for shareholders,” he said.
FOR FURTHER INFORMATION:
Joe Dowling
Investor Relations Manager
Ph +61 7 3229 5583, Mobile 0421 587 755
Joe.Dowling@lihir.com.pg